REFERRAL HOLDINGS CORPORATION
                         111 Congress Avenue, Suite 461
                                Austin, TX 78701
                                 (515) 391-4990


                               November 6, 2001

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
450 5th Street, N.W.
Judiciary Plaza
Washington, D.C.  20549

        Re:  Referral Holdings Corporation
             Registration Statement on Form SB-2
             Filed on August 22, 2001
             File No. 333-68124

Dear Ladies and Gentlemen:

Pursuant to Regulation C, Rule 477 under the Securities Act of 1933, as amended, we hereby request the withdrawal of our registration statement on Form SB-2, due to extraordinary diffuclties encountered in curing certain possible deficiencies in the disclosures contained therein.

No offers or sales of securities have been made under the SB-2 registration statement, nor will any such offers or sales be made.

If you have any questions, please call Glenn LaPointe, CEO, at (512)391-4990.

Thank you.

/s/Glenn A. LaPointe
--------------------------
President / CEO


cc:  Charles Jarrett, Esq.